Exhibit 23(c)

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Independent Accountants” in Amendment No. 1 to the Registration Statement on Form S-3 and related Prospectus of Kansas City Life Insurance Company for the registration of 33,477 shares of its common stock and $3,039,463 deferred compensation obligations, and to the incorporation by reference therein of our reports (a) dated January 24, 2000, with respect to the consolidated financial statements of Kansas City Life Insurance Company incorporated by reference in its Annual Report (Form 10-K) and (b) dated March 24, 2000, with respect to the financial statement schedules of Kansas City Life Insurance Company included in its Annual Report (Form 10-K), both as of December 31, 1999 and for each of the two years in the period then ended, filed with the Securities and Exchange Commission.

Ernst & Young LLP
Kansas City, Missouri
February 22, 2002